STOLT-NIELSEN S.A.                                  [LOGO OF STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.       Tel: +44 207 611 8960
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United Kingdom

             U.S. DEPARTMENT OF JUSTICE ANTITRUST DIVISION BREACHES
                         STOLT-NIELSEN AMNESTY AGREEMENT

   PROSECUTORS IGNORE FACTUAL FINDINGS OF PRIOR COURT DECISION THAT CONFIRMED
        STOLT-NIELSEN'S SUBSTANTIAL PERFORMANCE OF THE AMNESTY AGREEMENT

                  COMPANY'S DEFENSE MOVES TO PRE-TRIAL HEARING;
                     U.S. SUPREME COURT APPEAL ALSO PENDING

London - September 6, 2006 - In direct violation of its express promise in a written amnesty agreement, the U.S. Department of Justice Antitrust Division today announced the indictment of Stolt-Nielsen (NasdaqNM: SNSA; Oslo Stock
Exchange: SNI) and its two Stolt-Nielsen Transportation Group subsidiaries.

Today's actions breach the Antitrust Division's own written Amnesty Agreement made in January 2003, which promised Stolt-Nielsen that it would not "bring any criminal prosecution" against the company or its executives related to the parcel tanker industry for conduct that occurred prior to January 15, 2003.

The one-count indictment charges Stolt-Nielsen with a violation of Section 1 of the Sherman Antitrust Act for conduct occurring from August 1998 to as late as November 2002. Also named in the indictment were two individuals from the Company, Samuel A. Cooperman and Richard B. Wingfield.

The indictment, which was announced earlier today, has the potential to effectively chill self-reporting of unlawful conduct by corporations to government agencies.

"It is a dark day when companies that self-report activity cannot trust the solemn promises of government prosecutors," said James B. Hurlock, an outside director and Chair of the SNSA Board of Directors' Legal Affairs Committee. "By indicting Stolt-Nielsen, the Antitrust Division broke its promise not to prosecute the company, and in doing so acted contrary to the spirit and letter of the law.

"Stolt-Nielsen entered into the Amnesty Agreement in order to assist the Department of Justice in 'cracking' this cartel and it did so for the benefit of the company's shareholders, employees, and all of its business partners," Mr. Hurlock added. "Even as the Company's managers have resolutely pursued the interests of these key stakeholders, the government has acted to contravene a good-faith covenant that would fairly and justly serve the interests of all parties."

ANTITRUST DIVISION IGNORES PRIOR DISTRICT COURT OPINION

The Antitrust Division's actions come despite a written promise to Stolt-Nielsen not to indict the company for activity that occurred before January 15, 2003. In fact, the District Court for the Eastern District of Pennsylvania considered and rejected the Antitrust Division's arguments for rescinding the Amnesty Agreement with Stolt-Nielsen in its written decision of January 2005.

The District Court found that Stolt-Nielsen upheld its end of its bargain with the Antitrust Division prosecutors. The Antitrust Division has now brought this indictment despite the fact that the District Court's 89 factual findings still stand.

In its decision, the District Court said that: "We find that SNTG [Stolt-Nielsen] performed its obligations under the agreement when it supplied DOJ with self-incriminating evidence that led to the successful prosecution of SNTG's co-conspirators. Because DOJ got the benefit of its bargain, it cannot avoid fulfilling its promise based upon an understanding it contends the parties intended during negotiations but is not clearly defined in the integrated agreement."
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The District Court continued: "When it entered into the agreement, DOJ never intended to prosecute SNTG. Its goals were to pursue SNTG's co-conspirators and to break up the conspiracy. It got what it had bargained for in the agreement. SNTG's partners in the conspiracy were prosecuted and convicted and the conspiracy has been terminated."

ANTITRUST DIVISION IGNORES THE BENEFITS IT OBTAINED

The Antitrust Division derived substantial benefits from the Amnesty Agreement. Stolt-Nielsen provided evidence of cartel activity in the industry, whereupon Odfjell and Jo Tankers pled guilty and paid the U.S. Government more than $60 million in fines. Due to Stolt-Nielsen's whistle-blowing, the cartel was broken up.

Despite these benefits, the Antitrust Division rescinded amnesty.

"For the rule of law to stand paramount, we must all be bound by the promises we make," Mr. Hurlock said.

CASE MOVES BACK TO DISTRICT COURT

For Stolt-Nielsen, today's events mean that the company will quickly seek to have the indictment dismissed based on the very same legal facts established by the District Court in its January 2005 ruling, which said that the Antitrust Division had a binding agreement with Stolt-Nielsen and was legally obligated to honor that promise.

In March 2006, a two-judge panel of the Third Circuit appeals court reversed the injunction on narrow separation of powers grounds, holding that district courts do not have the authority to enjoin the Division prior to an indictment. The Third Circuit did not, however, disagree with the District Court's factual findings, including its conclusion that prosecution by the Antitrust Division would breach the Amnesty Agreement.

The Third Circuit further held that the appropriate procedure was for Stolt-Nielsen, following any indictment, to file a pretrial motion to dismiss the indictment based on the amnesty agreement defenses. The Third Circuit emphasized that Stolt-Nielsen could file such a motion immediately after any indictment.

"The Antitrust Division today seeks a second bite at the apple," Mr. Hurlock added. "It is regrettable that both shareholder dollars and public dollars must be spent a second time to determine what has already been determined, and to adjudicate Stolt-Nielsen's protections under its written Amnesty Agreement."

U.S. SUPREME COURT APPEAL STILL PENDING

Stolt-Nielsen has also requested that the Supreme Court of the United States hear the appeal from the Third Circuit case on its merits. That petition (formally known as a writ of certiorari) was filed on July 21, 2006 and is still pending before the U.S. Supreme Court. A number of organizations have filed amicus briefs in support of the Company's appeal.

Contact:
Richard M. Lemanski
U.S. 1 203 299 3604
rlemanski@stolt.com

Jan Chr. Engelhardtsen
UK 44 20 7611 8972
jengelhardtsen@stolt.com

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group,
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provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.